SCHEDULE 13D

Amendment No. 3
TOAST INC
Class A Common Shares
Cusip # 888787108

Date of Event Which Requires Filing of This Statement;
January 5, 2022

Cusip # 888787108
Item 1:	Reporting Person - FMR LLC
Item 4:	AF
Item 6:	Delaware
Item 7:	5,700,282
Item 8:	None
Item 9:	5,709,694
Item 10:None
Item 11:5,709,694
Item 13:7.188%
Item 14:HC


Cusip # 888787108
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	5,709,694
Item 10:None
Item 11:5,709,694
Item 13:7.188%
Item 14:IN


Cusip # 888787108
Item 1:	Reporting Person - F-Prime Capital Partners Tech Fund LP
Item 4:	WC
Item 6:	United States of America
Item 7:	5,698,213
Item 8:	None
Item 9:	5,698,213
Item 10:None
Item 11:5,698,213
Item 13:7.174%
Item 14:PN

Cusip # 888787108
Item 1: Reporting Person - Impresa Management LLC
Item 4: AF
Item 6: United States of America
Item 7: 5,698,213
Item 8: None
Item 9: 5,698,213
Item 10:None
Item 11:5,698,213
Item 13:7.174%
Item 14:IA



This statement constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D originally filed with the Securities and Exchange Commission on October 5, 2021 (the "Original Schedule 13D"), which Original Schedule 13D was amended by Amendment No. 1 on November 12, 2021, and was amended by Amendement No. 2 on November 23, 2021, and relates to the Class A Common Shares, par value 0.000001 dollar per share (the "Class A Common Shares"), of Toast Inc., a corporation organized under the laws of Delaware, which has its principal executive offices at 401 Park Drive, Suite 801, Boston, MA, 02215 (the "Company").

Except as specifically amended by this Amendment No. 3, the Original Schedule 13D is unchanged.


Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

	FMR beneficially owns 11,481 shares of Class A Common Stock, which is held by investment companies, funds, collective investment trusts and other client accounts that are advised by investment advisers which are subsidiaries of FMR. This amount is 0.015% of the Class A Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021.

F-Prime and Impresa Management LLC are deemed to beneficially own 7.174% of the Class A Common Stock as a result of the direct ownership of 5,698,213 shares of Class B Common Stock of Toast Inc., which converts to Class A Common Stock at the election of the holder at an exchange rate of 1:1. This percentage is based on 79,428,350 shares of Class A Common Stock outstanding, which is the sum of (i) 73,730,137 Class A Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 9, 2021 and (ii) the 5,698,213 shares of
Class A Common Stock that F-Prime and Impresa Management LLC have the right to acquire upon conversion of Class B common Stock, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, the 5,698,213 shares of Class A Common Stock reported as being beneficially owned by F-Prime and Impresa Management LLC would represent 1.128% of the outstanding Class A Common Stock.

The responses to Items 7 and 9 on the cover page are hereby incorporated by reference.

Schedule C is hereby incorporated by reference.



SCHEDULE C

During the past 60 days, the following transactions occurred in the Class A Common Shares for cash in the open market as set forth below.

(i) FMR LLC effected the following transactions:

		Number of Shares	Price Per
Date		Purchased/(Sold)	Share


11/15/2021	   (164,740) 		$47.81
11/15/2021	   (247,800) 		$48.03
11/16/2021          (99,580) 		$47.95
11/16/2021	   (135,680) 		$47.91
11/29/2021	     (2,700) 		$43.55
11/30/2021	       (700) 		$42.46
12/01/2021 	     18,916 		$35.46
12/01/2021 	        798 		$35.49
12/01/2021 	      6,001 		$35.37
12/01/2021 	      2,100 		$35.40
12/01/2021 	        200 		$35.33
12/01/2021 	        685 		$35.14
12/02/2021	     (9,120) 		$35.55
12/15/2021	    (28,700) 		$31.38
12/16/2021	       (200) 		$36.24
12/16/2021	       (400) 		$36.48
12/16/2021	     (2,000) 		$36.08
12/16/2021	     (1,000) 		$36.85
12/16/2021	     (3,762) 		$36.59
12/16/2021	     (7,400) 		$36.54
12/16/2021	     (7,513) 		$36.16
12/16/2021	     (2,725) 		$35.88
12/17/2021	    (11,233) 		$32.89
12/17/2021	       (300) 		$33.00
12/17/2021	       (600) 		$32.08
12/17/2021	     (1,700) 		$32.35
12/17/2021	     (1,400) 		$32.02
12/17/2021	     (2,942) 		$31.74
12/17/2021	     (5,925) 		$32.01
12/17/2021	       (900) 		$31.35
12/20/2021	    (16,465) 		$34.87
12/20/2021	     (1,100) 		$33.46
12/20/2021	       (500) 		$33.75
12/20/2021	     (5,100) 		$34.33
12/20/2021	       (100) 		$33.81
12/20/2021	     (1,700) 		$33.88
12/20/2021	        (35) 		$34.45
12/21/2021	     (3,811) 		$36.19
12/21/2021	     (1,100) 		$35.21
12/21/2021	       (240) 		$35.39
12/21/2021	     (2,100) 		$35.76
12/21/2021	       (593) 		$35.57
12/21/2021	       (597) 		$35.47
12/21/2021	     (4,299) 		$35.28
12/21/2021	    (12,260) 		$35.22
12/22/2021	     (2,449) 		$37.98
12/22/2021	       (573) 		$37.68
12/22/2021	       (200) 		$37.94
12/22/2021	       (200) 		$37.71
12/22/2021	    (11,154) 		$37.84
12/22/2021	     (3,100) 		$37.86
12/22/2021	     (4,700) 		$37.85
12/22/2021	     (1,374) 		$37.98
12/22/2021	     (1,250) 		$38.22
12/23/2021	       (163) 		$37.85
12/23/2021	     (8,400) 		$37.69
12/23/2021	       (200) 		$37.64
12/23/2021	     (2,400) 		$37.54
12/23/2021	       (400) 		$37.62
12/23/2021	       (300) 		$37.61
12/23/2021	     (1,081) 		$37.68
12/23/2021	     (3,300) 		$37.65
12/23/2021	     (1,656) 		$37.62
12/23/2021	     (7,100) 		$37.88
12/27/2021	        (34) 		$39.33
12/27/2021	     (8,200) 		$39.23
12/27/2021	     (1,238) 		$39.47
12/27/2021	     (6,100) 		$39.26
12/27/2021	     (2,858) 		$39.18
12/27/2021	     (1,570) 		$39.33
12/28/2021	     (3,642) 		$36.09
12/28/2021	       (588) 		$36.76
12/28/2021	       (430) 		$37.62
12/28/2021	     (1,800) 		$37.56
12/28/2021	     (1,200) 		$38.03
12/28/2021	     (2,340) 		$37.51
12/29/2021	    (15,288) 		$37.16
12/29/2021	    (15,400) 		$37.31
12/29/2021	       (800) 		$37.39
12/29/2021	     (2,200) 		$37.29
12/29/2021	     (8,500) 		$36.95
12/29/2021	     (2,186) 		$36.43
12/29/2021	    (34,900) 		$36.75
12/29/2021	       (100) 		$35.79
12/29/2021	       (342) 		$35.82
12/29/2021	     (1,342) 		$35.58
12/29/2021	       (500) 		$35.91
12/29/2021	       (600) 		$35.77
12/29/2021	     (1,400) 		$35.90
12/29/2021	       (500) 		$36.26
12/29/2021	     (2,442) 		$35.62
12/30/2021	     (2,426) 		$37.80
12/30/2021	     (2,150) 		$37.43
12/30/2021	       (108) 		$37.10
12/30/2021	     (1,815) 		$37.09
12/30/2021	     (1,541) 		$37.14
12/30/2021	     (1,860) 		$37.35
12/30/2021	       (800) 		$37.20
12/30/2021	        800 		$37.20
12/31/2021	    (12,413) 		$34.61
12/31/2021	       (100) 		$35.64
12/31/2021	     (5,289) 		$35.10
12/31/2021	    (12,687) 		$35.09
12/31/2021	       (700) 		$35.25
12/31/2021	     (5,184) 		$35.03
12/31/2021	    (15,284) 		$35.14
12/31/2021	     (2,655) 		$35.32
12/31/2021	    (20,300) 		$35.23
12/31/2021	     (9,951) 		$35.30
01/03/2022	       (100) 		$33.18
01/03/2022	        (23) 		$32.91
01/03/2022	     (8,046) 		$33.23
01/03/2022	    (10,100) 		$32.96
01/03/2022	       (600) 		$33.19
01/03/2022	     (7,454) 		$33.03
01/03/2022	     (4,241) 		$32.99
01/03/2022	    (26,116) 		$33.03
01/03/2022	    (18,846) 		$33.06
01/04/2022	     (3,832) 		$30.41
01/04/2022	     (1,000) 		$31.21
01/04/2022	       (300) 		$31.20
01/04/2022	     (1,503) 		$31.48
01/04/2022	     (3,778) 		$31.37
01/04/2022	     (9,587) 		$31.09
01/05/2022	   (136,600) 		$27.96
01/05/2022	    (50,000) 		$29.77
01/05/2022	     (1,900) 		$29.87
01/05/2022	     (2,800) 		$30.51
01/05/2022	       (500) 		$30.39
01/05/2022	     (1,200) 		$30.38
01/05/2022	       (300) 		$30.58
01/05/2022	       (500) 		$30.60
01/05/2022	     (2,048) 		$30.41
01/05/2022	     (6,543) 		$30.28
01/05/2022	     (1,720) 		$30.50

*all transactions above were effected on behalf of mutual funds, collective investment trusts, and other client accounts advised by subsidiaries of FMR LLC.
_______________________

(ii) F-Prime effected the following transactions:

		Number of Shares	Price Per
Date		Purchased/(Sold)	Share

11/18/2021	  (42,269)		$44.26
11/19/2021	 (240,824)    		$43.93
11/22/2021	 (240,824)		$43.99
11/23/2021	 (240,824)		$41.48

*The price reported is a weighted-average price.
_______________________


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on January 7, 2022, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Class A Common Shares of Toast Inc at January 5, 2022.

FMR LLC

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 30, 2018, by and on behalf of Abigail P. Johnson*

F-Prime Capital Partners Tech Fund LP

By F-Prime Capital Partners Tech Advisors Fund LP, its General Partner
By Impresa Holdings LLC, its General Partner
By Impresa Management LLC, its Managing Member
By /s/ Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of Impresa Management LLC**

Impresa Management LLC

By /s/ Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018 by and on behalf of Impresa Management LLC**


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on October 9, 2018, accession number:
0000315066-18-002414.

**This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13D filed by FMR LLC on October 5, 2021, accession number:
0000315066-21-001738.